Filed pursuant to Rule 433

Registration No. 333-253713

PRUDENTIAL FINANCIAL, INC.

Final Term Sheet

Dated August 9, 2022

$300,000,000

5.950% Junior Subordinated Notes due 2062

Issuer:	Prudential Financial, Inc.

Securities:	5.950% Junior Subordinated Notes due 2062

Principal Amount:	$300,000,000

Over-allotment:	No over-allotment option

Denominations:	$25 and integral multiples thereof

Maturity Date:	September 1, 2062

Interest Rate and Interest Payment Dates:	5.950%, accruing from and including August 17, 2022, payable quarterly in arrears on March 1, June 1, September 1 and December 1 of each year, commencing December 1, 2022.

Day Count Convention:	30/360

Optional Redemption:	Redeemable in whole at any time or in part from time to time on or after September 1, 2027 at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus any accrued and unpaid interest to but excluding the redemption date.

Redemption after the Occurrence of a Tax Event, Rating Agency Event or Regulatory Capital Event:	Redeemable in whole, but not in part, at any time prior to September 1, 2027, within 90 days after the occurrence of a “tax event,” a “rating agency event” or a “regulatory capital event” (as defined in the Preliminary Prospectus Supplement) at a redemption price equal to (i) in the case of a tax event or a regulatory capital event, their principal amount plus accrued and unpaid interest to but excluding the date of redemption or (ii) in the case of a rating agency event, 102% of their principal amount plus accrued and unpaid interest to but excluding the date of redemption.

Offering Price:	$25.00 per note

Underwriting Discount:	$0.7875 per note (retail), $630,000 total / $0.2500 per note (institutional), $2,800,000 total

Preliminary Prospectus Supplement:	Preliminary Prospectus Supplement dated August 9, 2022, incorporating the prospectus dated March 1, 2021. If there is any discrepancy or contradiction between this Final Term Sheet and the Preliminary Prospectus Supplement, this Final Term Sheet shall prevail.

Proceeds (after underwriting discount and before expenses) to the Issuer:	$296,570,000

Pricing Date:	August 9, 2022

Settlement Date:

August 17, 2022 (T+6)

Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, or “T+2”, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the Pricing Date or the succeeding three business days will be required, by virtue of the fact that the notes initially will settle in “T+6”, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to make such trades should consult their own advisors.

Listing:	Application is expected to be made to list the notes on the New York Stock Exchange.

CUSIP/ISIN:	744320 870 / US7443208704

Anticipated Security Ratings*:	Moody’s (Exp): Baa1 S&P (Exp): BBB+ Fitch (Exp): BBB

Joint Book-Runners:	Wells Fargo Securities, LLC BofA Securities, Inc. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Morgan Stanley & Co. LLC UBS Securities LLC

Senior Co-Managers:	Scotia Capital (USA) Inc. SG Americas Securities, LLC TD Securities (USA) LLC U.S. Bancorp Investments, Inc.

*

The rating of the Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at (800) 645-3751, BofA Securities, Inc. toll-free at (800) 294-1322, Goldman Sachs & Co. LLC toll-free at (866) 471-2526, J.P. Morgan Securities LLC collect at 212-834-4533, Morgan Stanley & Co. LLC toll-free at (800) 584-6837 or UBS Securities LLC toll-free at (888) 827-7275.

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). For the purposes of this provision, the expression “an offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes. Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation. This term sheet, the related preliminary prospectus supplement and the accompanying prospectus have been prepared on the basis that any offer of notes in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of notes. This term sheet, the related preliminary prospectus supplement and the accompanying prospectus are not a prospectus for the purposes of the Prospectus Regulation.

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); (ii) a customer within the meaning of the provisions of the FSMA and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA. For the purposes of this provisions, the expression “an offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes. Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law by virtue of the EUW (the “UK PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

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